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                                                              ------------------
                                                              OMB APPROVAL
                                                              ------------------
                       SECURITIES AND EXCHANGE COMMISSION     OMB Number:
                                  COMMISSION                  3235-0145
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 13G/A               Expires:
                                                              December 31, 2005
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                                                              Estimated average
                                                              burden hours per
                                                              response. . 11
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 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 1)*

                                 CARTER'S, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   146229 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ]   Rule 13d-1(b)

   [ ]   Rule 13d-1(c)

    X    Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 146229 10 9                 13G/A                    PAGE 2 OF 8 PAGES

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
            Berkshire Fund V, Limited Partnership
            --------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)   [ ]
                  --------------------------------------------------------------
            (b)   X
                  --------------------------------------------------------------

      3.    SEC Use Only
            --------------------------------------------------------------------

      4.    Citizenship or Place of Organization
            Massachusetts
            --------------------------------------------------------------------

                  5.    Sole Voting Power
                        4,616,839
                        --------------------------------------------------------

Number of
Shares            6.    Shared Voting Power
Beneficially            0
Owned by                --------------------------------------------------------
Each
Reporting         7.    Sole Dispositive Power
Person With             4,616,839
                        --------------------------------------------------------

                  8.    Shared Dispositive Power
                        0
                        -------------------------------------------------------

      9.    Aggregate Amount Beneficially Owned by Each Reporting Person
            4,616,839
            --------------------------------------------------------------------

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
            --------------------------------------------------------------------

      11.   Percent of Class Represented by Amount in Row (9)
            16.2%
            --------------------------------------------------------------------

      12.   Type of Reporting Person (See Instructions)
            PN
            --------------------------------------------------------------------

CUSIP NO. 146229 10 9                 13G/A                    PAGE 3 OF 8 PAGES

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
            Berkshire Fund V Coinvestment Fund, Limited Partnership
            --------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)   [ ]
                  --------------------------------------------------------------

            (b)   X
                  --------------------------------------------------------------

      3.    SEC Use Only
            --------------------------------------------------------------------

      4.    Citizenship or Place of Organization
            Massachusetts
            --------------------------------------------------------------------

                  5.    Sole Voting Power
                        2,178,983
                        --------------------------------------------------------

Number of
Shares            6.    Shared Voting Power
Beneficially            0
Owned by                --------------------------------------------------------
Each
Reporting         7.    Sole Dispositive Power
Person With             2,178,983
                        --------------------------------------------------------

                  8.    Shared Dispositive Power
                        0
                        --------------------------------------------------------

      9.    Aggregate Amount Beneficially Owned by Each Reporting Person
            2,178,983
            --------------------------------------------------------------------

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
            --------------------------------------------------------------------

      11.   Percent of Class Represented by Amount in Row (9)
            7.7%
            --------------------------------------------------------------------

      12.   Type of Reporting Person (See Instructions)
            PN
            --------------------------------------------------------------------

CUSIP NO. 146229 10 9                 13G/A                    PAGE 4 OF 8 PAGES

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
            Berkshire Investors LLC
            --------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)  [ ]
                 ---------------------------------------------------------------

            (b)   X
                 ---------------------------------------------------------------

      3.    SEC Use Only
            --------------------------------------------------------------------

      4.    Citizenship or Place of Organization
            Massachusetts
            --------------------------------------------------------------------

                  5.     Sole Voting Power
                         461,684
                        --------------------------------------------------------

Number of
Shares            6.    Shared Voting Power
Beneficially            0
Owned by                --------------------------------------------------------
Each
Reporting         7.    Sole Dispositive Power
Person With             461,684
                        --------------------------------------------------------

                  8.    Shared Dispositive Power
                        0
                        --------------------------------------------------------

      9.    Aggregate Amount Beneficially Owned by Each Reporting Person
            461,684
            --------------------------------------------------------------------

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
            --------------------------------------------------------------------

      11.   Percent of Class Represented by Amount in Row (9)
            1.6%
            --------------------------------------------------------------------

      12.   Type of Reporting Person (See Instructions)
            PN
            --------------------------------------------------------------------

CUSIP NO. 146229 10 9                 13G/A                    PAGE 5 OF 8 PAGES

ITEM 1.

            Except as set forth below, all previously reported Items are unchanged. For clarity, Item 2(a) is restated without change in its form.

ITEM 2.

            (a)   Name of Person Filing

                        Berkshire Fund V, Limited Partnership ("Fund V")
                                                                ------
                  and Berkshire Fund V Coinvestment Fund, Limited Partnership ("Coinvest Fund"), and Berkshire Investors LLC ("Investors")
                    -------------                                  ---------
                  are jointly filing this amended Schedule 13G.

                        Fifth Berkshire Associates LLC, a Massachusetts limited
                  liability company ("FBA"), is the general partner --- of Fund
                                      ---
                  V and Coinvest Fund. The managing members of FBA are Bradley
                  M. Bloom, J. Christopher Clifford, Kevin T. Callaghan, Richard
                  K. Lubin, Carl Ferenbach, Garth H. Greimann, Jane Brock-Wilson, David R. Peeler, Robert J. Small, and Ross M. Jones (the "Berkshire Principals"). The Berkshire Principals
                              --------------------
                  are also the managing members of Investors.

                        Fund V, Coinvest Fund and Investors often make
                  acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Based on the foregoing and the relationships described herein, these entities may be deemed to constitute a "group" for purposes of
                  Section 13(g)(3) of the Securities Exchange Act of 1934. The filing of this statement shall not be construed as an admission that Fund V, Coinvest Fund and Investors are a group, or have agreed to act as a group.

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CUSIP NO. 146229 10 9                 13G/A                    PAGE 6 OF 8 PAGES

ITEM  4.    OWNERSHIP

Item 4 is hereby amended and restated in its entirety as follows:

            (a)   Amount beneficially owned:

                        Fund V directly holds 4,616,839 shares of Common Stock.
                  Accordingly, Fund V has sole voting power with respect to 4,616,839 shares of Common Stock and has sole dispositive power with respect to 4,616,839 shares of Common Stock. As the sole general partner of Fund V, FBA may be deemed to indirectly beneficially own 4,616,839 shares of Common Stock held by Fund V.

                        Coinvest Fund directly holds 2,178,983 shares of Common
                  Stock. Accordingly, Coinvest Fund has sole voting power with respect to 2,178,983 shares of Common Stock and has sole dispositive power with respect to 2,178,983 shares of Common Stock. As the sole general partner of Coinvest Fund, FBA may be deemed to indirectly beneficially own 2,178,983 shares of Common Stock held by Coinvest Fund.

                        Investors directly holds 461,684 shares of Common Stock.
                  Accordingly, Investors has sole voting power with respect to 461,684 shares of Common Stock and has sole dispositive power with respect to 461,684 shares of Common Stock.

                        By virtue of their positions as managing members of FBA
                  and Investors, the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Fund V, Coinvest Fund, and Investors. However, none of the Berkshire Principals, acting alone, has voting or investment power with respect to shares beneficially owned by Fund V, Coinvest Fund or Investors, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.

            (b)   Percent of class:

                  Fund V beneficially owns 16.2% of the Company's Common Stock.

                  Coinvest Fund beneficially owns 7.7% of the Company's Common Stock.

                  Investors beneficially owns 1.6% shares of the Company's Common Stock.

                  The percentage of Common Stock reportedly owned by each entity is based on 28,421,417 shares of Common Stock outstanding, which is the total number of shares outstanding as of November 12, 2004, as indicated in the Company's Quarterly Report on Form 10-Q filed on that date.

            (c)   Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote

                        Fund V has sole power to vote 4,616,839 shares of the Company's Common Stock.

                        Coinvest Fund has sole power to vote 2,178,983 shares of the Company's Common Stock.

                        Investors has sole power to vote 461,684 shares of the Company's Common Stock.

                  (ii)  Shared power to vote or to direct the vote
                        0

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CUSIP NO. 146229 10 9                 13G/A                    PAGE 7 OF 8 PAGES

                  (iii) Sole power to dispose or to direct the disposition of

                        Fund V has sole power to direct the disposition of 4,616,839 shares of the Company's Common Stock.

                        Coinvest Fund has sole power to direct the disposition of 2,178,983 shares of the Company's Common Stock.

                        Investors has sole power to direct the disposition of 461,684 shares of the Company's Common Stock.

                  (iv)  Shared power to dispose or to direct the disposition of
                        0

CUSIP NO. 146229 10 9                 13G/A                    PAGE 8 OF 8 PAGES

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        BERKSHIRE FUND V, LIMITED PARTNERSHIP

                             By: Fifth Berkshire Associates LLC,
                                 its General Partner

                                 By: /s/ Ross M. Jones
                                     ---------------------------------
                                     Name: Ross M. Jones
                                     Title: Managing Director

                        BERKSHIRE FUND V COINVESTMENT FUND, LIMITED
                        PARTNERSHIP

                             By: Fifth Berkshire Associates LLC,
                                 its General Partner

                                 By: /s/ Ross M. Jones
                                     ---------------------------------
                                     Name: Ross M. Jones
                                     Title: Managing Director

                        BERKSHIRE INVESTORS LLC

                                 By: /s/  Ross M. Jones
                                     ---------------------------------
                                     Name: Ross M. Jones
                                     Title: Managing Director